Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No.  333-281912) on Form S-8 of Borealis Foods Inc. of our audit report dated April 15, 2025, which included an explanatory paragraph as to the entity's ability to continue as a going concern, with respect to the consolidated balance sheet of Borealis Foods Inc. as of December 31, 2024, the related consolidated statements of operations, shareholders’ deficit, and cash flows for the year ended December 31, 2024, and the related notes, before the effects of the retrospective adjustments described in Notes 1, 5 and 11, all of which have been subjected to audit procedures by the successor auditor whose report appears in the year ended December 31, 2025 annual report on Form 10-K/A (“Amendment No. 2”) of Borealis Foods Inc.

/s/ Berkowitz Pollack Brant Advisors + CPAs

Miami, Florida
September 30, 2026